LEARN WITH ORION, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

LEARN WITH ORION, LLC

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

Independent Auditor's Report

To the Members of LEARN WITH ORION, LLC

548 14th Street
Santa Monica, CA 90402

I have audited the accompanying financial statements of LEARN WITH ORION, LLC, which comprise the Balance Sheet as of December 31, 2020 and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of LEARN WITH ORION, LLC as of December 31, 2020 and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


01/11/2021

LEARN WITH ORION, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2019

		As of 12/31/2020	As of 12/31/2019
Assets			
Current assets:			
Cash	$	728	5,443
Total current assets		728	5,443
Non-current assets:			
Fixed Assets:			
Computers		14,799	14,799
Software		42,181	42,181
Less accumulated depreciation		(5,919)	(2,960)
Total Fixed Assets		51,061	54,020
Other Assets:			
Security Deposit		8,467	18,816
Surety Bond		105	105
Total non-current assets		8,572	18,921
Total Assets	$	**60,361**	**78,384**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards	$	5,221	26,404
Total current liabilities		5,221	26,404
Non-current Liabilities:			
Crowdfunding Investment- Wefunder		1,248,924	-
SBA PPP Loan		137,800	-
Total non-current liabilities		1,386,724	-
Total Liabilities:		1,391,945	26,404
Members' Equity:			
Owners' Contributions		1,643,450	1,100,700
Owners' Distributions		(705,200)	(15,000)
Retained Earnings		(2,269,834)	(1,033,720)
Total Members' Equity		(1,331,584)	51,980
Total Liabilities and Members' Equity	$	**60,361**	**78,384**

The accompanying notes are an integral part of these financial statements.

LEARN WITH ORION, LLC

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		12/31/2020	12/31/2019
Revenue:			
Sales	$	28,322	45,318
Refunds		(484)	(3,236)
Net Sales Revenue		**27,838**	**42,082**
Cost of goods sold:			
Merchant Account Fees		1,352	2,385
Materials		-	6,000
Total Cost of goods sold		1,352	8,385
Gross Profit		26,486	33,697
Expenses:			
Advertising & Marketing		83,709	7,507
Bank Charges & Fees		689	1,374
Business Development		5,001	-
Contractors		41,717	125,811
Education & Training		63	307
Guaranteed Payment		80,000	-
Interest Paid		1,939	1,011
Legal & Professional Services		26,400	26,667
Meals & Entertainment		1,850	5,120
Office Supplies & Software		26,993	38,592
Parking		3	4,612
Payroll Expenses		917,599	785,479
Recruiting		38,750	1,117
Rent & Lease		50,922	61,379
Repairs & Maintenance		-	52
Research & Development		177	1,570
Seminars & Conferences		-	195
Subscription Fee		-	3,594
Taxes & Licenses		976	-
Travel		2,573	5,754
Depreciation		2,960	2,960
Total Expenses		**1,282,321**	**1,073,101**
Income from Operations		**(1,255,835)**	**(1,039,404)**

The accompanying notes are an integral part of these financial statements.

LEARN WITH ORION, LLC

STATEMENT OF INCOME
(CONTINUED)
FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		12/31/2020	12/31/2019
Other Income (Expenses):			
Government R&D Tax Credit		18,720	-
Other Income		1,000	-
Total Other Income		**19,720**	-
Net loss	$	**(1,236,115)**	**(1,039,404)**

The accompanying notes are an integral part of these financial statements.

LEARN WITH ORION, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

9,000 class A units		As of 12/31/2020	As of 12/31/2019
Members' Equity, beginning of year	$	51,980	15,684
Owners' contributions		542,750	1,075,700
Owners' distributions		(690,199)	-
Net loss		(1,236,115)	(1,039,404)
Members' Equity, end of year	$	**(1,331,584)**	**51,980**

The accompanying notes are an integral part of these financial statements.

LEARN WITH ORION, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		12/31/2020	12/31/2019
Cash flow From Operating Activities:			
Net loss	$	(1,236,115)	(1,039,404)
Adjustments to reconcile net income to net cash used by operating activities:			
Depreciation		2,960	2,960
Changes in:			
Credit Cards		(21,184)	26,404
Accrued Payroll wages		-	(2,933)
Payroll Liabilities		-	(47,315)
Net cash used by operating activities		(1,254,339)	(1,060,288)
Cash flow From Investing Activities:			
Computers		-	(14,799)
Software		-	(42,181)
Prepaid Rent		-	26,673
Security Deposit		10,350	(12,148)
Surety Bond		-	(105)
Net cash provided (used) by investing activities		10,350	(42,560)
Cash flow from Financing Activities			
Owners' Contributions - distributions		(147,450)	1,075,700
Crowdfunding Investment- Wefunder		1,248,924	-
SBA PPP Loan		137,800	-
Net cash provided by financing activities		1,239,274	1,075,700
Decrease in Cash		(4,715)	(27,148)
Cash, beginning of year		5,443	32,591
Cash, end of year	$	**728**	**5,443**

The accompanying notes are an integral part of these financial statements.

Nature of operations:

LEARN WITH ORION, LLC (the Company), is a California LLC incorporated on February 28, 2018. The Company's primary business activity is to offer educational material and standardized test preparation mostly tailored to High School students. In 2019, the Company offered a self-directed online GMAT study tool and as of December 2019, the Company had ceased its GMAT services and launched a beta version of SAT preparation services. During 2020, the Company expanded its SAT offerings and engaged in research and development activities for the purpose of introducing 8+ additional courses by January 2021.

The Company's trainings are administered based on a self-paced learning approach and students are granted access to learning material on subscription basis.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 and December 31, 2019.

Summary of significant accounting policies: (continued)

Fixed assets

Computers are recorded at cost and depreciated over a 5-year useful life using the straight-line method for financial reporting purposes.

Software comprises $20,000 incurred in 2019 for software development services by a 3rd party software engineering company. There are no restrictions on use of this software; expiration of license or otherwise, and thus it was categorized as indefinite life and no amortization expenses were charged.

In addition, the software is currently in full use according to the purpose it was initially developed. Additionally, it includes $15,640 worth of software which was specifically created for the GMAT program and even though the company had ceased its GMAT offering, the code in its entirety is being reused. As per management, access to all objects of the code is needed for re-use and development purposes.

Security Deposit

This account consists of security deposit costs incurred for two office-space providers as of December 31, 2019 and the variance between the two years under audit pertain to the Company's termination of agreement with one of the providers.

Crowdfunding Investment- Wefunder

This account represents SAFE notes or convertible securities the Company issued through Wefunder, a crowdfunding platform for startups.

Summary of significant accounting policies: (continued)

Below is a schedule of the investments received through Wefunder:

Date	**Amount ($)**
03/27/2020	229,664
05/22/2020	231,111
06/04/2020	696,048
07/17/2020	75,000
10/26/2020	17,101
Total	1,248,924

SBA PPP Loan

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years and the forgiven portion is nontaxable (excluded from income and the covered expenses are deductible). As of December 31, 2020, the Company did not receive the SBA's decision regarding the loan's forgiveness status and thus, it remains a liability.

Summary of significant accounting policies: (continued)

Revenue recognition- Sales

Students are granted access to the Company's learning material after choosing a subscription plan and paying the balance due, and hence revenues are recognized when earned, that is when students are granted access to the learning material. The Company has an active refunds program and all refunds, if any are deducted from the Sales account to reach net sales revenue.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Payroll expenses

This account consists of wages, 401K expenses, health insurance, workers' compensation insurance and payroll service fees. The Company expenses wages as they are incurred and withholds tax payable on payroll as per State and Federal laws. All payroll withholdings are properly recorded in the relevant subsection of Payroll Liabilities.

Recruiting

This account consists of payments to a U.S. Tech Recruitment Agency for 2020 and two general recruitment service providers for 2019. The related costs are expensed as incurred.

Summary of significant accounting policies: (continued)

Related party transactions:

The Company paid guaranteed payments of $80,000 in 2020 to a member as per a prevailing agreement.

The implications of COVID-19 on the Company's operations in 2020

The Company offered free of charge access to its educational material as a response to COVID-19 for 3 months. Moreover, as per Management, the demand for the Company's SAT preparation material experienced a significant decrease during the pandemic as tests were cancelled and colleges granted prospective students the option of applying without SAT scores or eliminated the requirement to demonstrate SAT scores in college applications altogether.

Subsequent events

Subsequent events have been evaluated through January 11, 2021, which is the date the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.